UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41324

AKANDA CORP.

(Name of registrant)

c/o Gowling WLG

100 King St. W, Suite 1600

Toronto, ON M5X 1G5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

As previously disclosed, Akanda Corp. (the “Company”) announced that on June 16, 2026, the Company received a letter (the “Deficiency Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with Nasdaq Listing Rule 5550(b)(1) (the Listing Rule”), which requires companies listed on The Nasdaq Capital Market to maintain a minimum of $2.5 million in stockholders’ equity for continued listing.

On July 31, 2026, the Company submitted to Nasdaq staff a plan to regain compliance with the Listing Rule, which was supplemented on August 12, 2026.

On August 13, 2026, the Company received written notification from Nasdaq (the “Extension Notice”) granting the Company an extension through December 13, 2026, to regain compliance with the Listing Rule. Under the terms of the extension, on or before December 13, 2026, the Company must evidence compliance with the Listing Rule as set forth in the Extension Notice. The Company intends to satisfy these requirements within the current extension period or, if necessary, to request a further extension from Nasdaq, which would be subject to Nasdaq’s discretion.

The Company is undertaking measures to regain compliance within the extension period; however, there can be no assurance that the Company will ultimately regain compliance with the Listing Rule or be able to maintain compliance with all other applicable requirements for continued listing on Nasdaq. The Company’s failure to meet these requirements could result in the Company’s securities being delisted from Nasdaq.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not purely historical regarding the Company’s or its management’s intentions, beliefs, expectations and strategies for the future, including statements regarding the Company’s regaining and maintaining compliance with Nasdaq listing standards. All forward-looking statements included in this Report on Form 6-K are made as of the date of this report, based on information currently available to the Company. The risks and uncertainties that may cause actual results to differ materially from the Company’s current expectations are more fully described in the Company’s Annual Report on Form 20-F filed with the SEC on June 9, 2026, and its other reports, each as filed with the SEC. Except as required by law, the Company assumes no obligation to update any such forward-looking statement after the date of this report or to conform these forward-looking statements to actual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: August 17, 2026	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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